Filed Pursuant to Rule 253(g)(2)
File No. 024-12347

Supplement No. 1 dated October 13, 2026 to the Offering Circular dated July 29, 2026

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 2 LP, dated July 29, 2026, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Description of Property

Energea Portfolio 2 LP
52 Main Street
Chester, CT 06412

Energea Portfolio 2 LP has acquired 6 additional Projects, five of which are reported in Project Memos filed with the SEC under Form 1-U.

The revised "Projects Acquired" and "Projects Owned" set forth under the section of the Offering Circular titled "Description of Property" is as follows:

Description of Property

The only property owned by the Company are the Projects. To date, the Company has not issued any Loans.

Projects Acquired

The following table summarizes the Company's Project acquisitions through September 30, 2026, including Projects subsequently sold or discontinued.

Project Name	Entity Name	Project Size (AC)	Acquisition Date	Amount Invested (1)
Salinas	Project Salinas Geração S.A.	5.0 MW	4/15/19	$265,148
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutenção Ltda.	1.0 MW	3/6/20	$35,707
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	10/12/20	$2,298,122
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	5/21/21	$118
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	10/1/21	$4,574,847
Divinópolis III	Energea Divinopolis Ltda.	2.3 MW	12/23/21	$3,092,185
Araxa I	Energea Araxa I Ltda	2.5 MW	12/23/21	$326,307
Araxa II	Energea Araxa II Ltda	2.5 MW	12/23/21	$326,849
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	1/4/22	$4,220,711
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	9/9/22	$2,852,457
Diamantina II	Energea Diamantina II Ltda	2.5 MW	10/17/22	$133,417
Formiga I	Energea Formiga I Ltda	2.5 MW	10/17/22	$201,778
Formiga II	Energea Formiga II Ltda	1.5 MW	10/17/22	$73,236
Naque	Energea Naque Ltda	1.5 MW	10/17/22	$123,330
Micros I	Energea Micros I Ltda	1.1 MW	12/29/22	$1,094,017
Itabapoana	Energea Itabapoana Ltda	2.5 MW	12/29/22	$94,590
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	4/12/23	$172,292
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	4/12/23	$95,567
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	4/12/23	$73,611
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	4/17/23	$95,833
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	5/24/23	$155,176
Iguatama II	Energea Iguatama II Ltda	2.5 MW	12/20/24	$2,029,141
Micros II	Energea Micros II Ltda	750 kW	11/11/24	$549,961
Pains	Energea Pains Ltda.	1 MW	11/28/25	$1,318,799
Micros III	Energea Micros III Ltda.	750 kW	06/19/26	$0.00
Paraiba do Sul	Energea Paraiba do Sul Ltda.	2.5MW	09/01/26	$65,848.92
Itaguai I	Energea Itaguai I Ltda.	1.0 MW	09/01/26	$674,338.82
Itaguai II	Energea Itaguai II Ltda.	1.0 MW	09/01/26	$654,744.35
Itaguai III (1)	Energea Itaguai III Ltda.	1.0 MW	09/01/26	$962,541.01
Vassouras I	Energea Vassouras I Ltda.	5.0 MW	09/01/26	$4,211,649.74
Nova Friburgo I	Energea Nova Friburgo I Ltda.	1.0 MW	09/01/26	$226,993.67
	TOTAL			$30,999,316
  Amounts invested are presented in U.S. dollars as of September 30, 2026.

Projects Owned

The following table summarizes the Projects owned by the Company as of September 30, 2026, including Project size and amounts invested. Please refer to the links in the column labeled "Memo" for the Investment Memorandum which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Amount Invested (1)	Memo
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	$2,394,084	Link
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	$4,660,363	Link
Divinopolis III	Energea Divinopolis Ltda.	2.3 MW	$3,136,990	Link
Araxa I	Energea Araxa I Ltda	2.5 MW	$363,994	Link
Araxa II	Energea Araxa II Ltda	2.5 MW	$364,555	Link
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	$3,334,429	Link
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	$4,070,030	Link
Micros I	Energea Micros I Ltda	1.1 MW	$1,062,205	Link
Iguatama II	Energea Iguatama II Ltda	2.5 MW	$2,368,057	Link
Micros II	Energea Micros II Ltda	750 kW	$611,281	Link
Pains	Energea Pains Ltda.	1.0 MW	$1,358,060	Link
Micros III	Energea Micros III Ltda.	750 kW	$0.00	Link
Paraiba do Sul	Energea Paraiba do Sul Ltda.	2.5MW	$65,848.92	TBA
Itaguai I	Energea Itaguai I Ltda.	1.0 MW	$674,338.82	Link
Itaguai II	Energea Itaguai II Ltda.	1.0 MW	$654,744.35	Link
Itaguai III (1)	Energea Itaguai III Ltda.	1.0 MW	$962,541.01	Link
Vassouras I	Energea Vassouras I Ltda.	5.0 MW	$4,211,649.74	Link
Nova Friburgo I	Energea Nova Friburgo I Ltda.	1.0 MW	$226,993.67	Link
	TOTAL		$30,520,165
  Amounts invested are presented in U.S. dollars as of September 30, 2026.